UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 001-36311

National General Holdings Corp.

(Exact name of registrant as specified in its charter)

59 Maiden Lane, 38th Floor

New York, New York 10038

(212) 380-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

Daniel G. Gordon

Vice President, Assistant General Counsel, and Assistant Secretary

The Allstate Corporation

2775 Sanders Road, Suite A2W

Northbrook, Illinois 60062-6127

(847) 402-5000

Depositary Shares, Representing 1/40th of a Share of 7.50% Non-Cumulative Preferred Stock, Series C (par value $0.01 per share)

(Title of each class of securities covered by this Form)

7.50% Non-Cumulative Preferred Stock, Series A (par value $0.01 per share)

Depositary Shares, Representing 1/40th of a Share of 7.50% Non-Cumulative Preferred Stock, Series B (par value $0.01 per share)

7.625% Subordinated Notes Due 2055

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Depositary Shares, Representing 1/40th of a Share of 7.50% Non-Cumulative Preferred Stock, Series C (par value $0.01 per share): 66

Pursuant to the requirements of the Securities Exchange Act of 1934, National General Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 25, 2021

National General Holdings Corp.

By:	/s/ Jeffrey Weissmann
Name: Jeffrey Weissmann
Title: General Counsel and Secretary